Exhibit 99.1

Scotiabank reports record annual net income of $5.3 billion, and record revenues

Scotiabank's 2011 audited annual consolidated financial statements and accompanying management's discussion & analysis (MD&A) will be available today at www.scotiabank.com, along with the supplementary financial information report, which includes fourth quarter financial information.

Fiscal 2011 Highlights:

•	Earnings per share (diluted) of $4.62 versus $3.91, up 18.2%
•	Net income of $5,268 million, up 21% from last year
•	ROE was 18.8% versus 18.3%
•	Productivity ratio of 54.4%, versus 51.8%
•	Annual dividends per share of $2.05, compared to $1.96, an increase of 4.6%
•	Tier 1 capital ratio of 12.2%, compared to 11.8% last year
•	Tangible common equity ratio of 9.6%, unchanged from last year

Fourth Quarter Highlights (versus Q4, 2010):

•	Earnings per share (diluted) of $1.07 compared to $1.00
•	Net income of $1,240 million, up from $1,115 million
•	ROE of 16.6% versus 17.9%
•	Productivity ratio of 57.0%, versus 54.4%
•	Maintained quarterly dividend of 52 cents per common share

Fiscal 2011 Performance versus Objectives:

The Bank met or exceeded all of its four key financial and operational objectives this year as follows:

1.	TARGET: Earn a return on equity (ROE) of 16 to 20%. For the full year, Scotiabank earned an ROE of 18.8%.
2.	TARGET: Generate growth in EPS (diluted) of 7 to 12% per year. The year-over-year EPS growth was 18%.
3.	TARGET: Maintain a productivity ratio of less than 58%. Scotiabank's performance was 54.4%.
4.	TARGET: Maintain sound capital ratios. At 12.2%, the Tier 1 capital ratio remains strong.

TORONTO, Dec. 2, 2011 /CNW/ - Scotiabank achieved record net income of $5,268 million for 2011, meeting or exceeding its four key financial and operational targets. Earnings per share (EPS) (diluted) were $4.62, compared to $3.91 in 2010. Return on equity (ROE) was 18.8%.

Net income for the quarter ended October 31, 2011 was $1,240 million, up 11% from $1,115 million for the same period last year. Diluted earnings per share (EPS) were $1.07, compared to $1.00.

"Our straightforward and diversified business model combined with solid execution of our strategy has enabled us to weather what was an increasingly volatile economic environment over the last year," said Rick Waugh, Scotiabank President and CEO.  "While we are not immune to these forces, Scotiabank continues to be strong, stable and successful, delivering record annual net income and fourth quarter results that were higher than the same period a year ago.

"Canadian Banking had another strong quarter with net income of $460 million. Results were driven by residential mortgage and commercial lending growth and higher deposit volumes in each of retail, commercial and small business banking. There was higher non-interest income with increases in Commercial Banking and in Retail Banking reflecting the success of our investments in innovative deposit and payment products. This has resulted in good new customer growth in cards and day-to-day banking and in market share gains in Small Business.

"International Banking delivered solid earnings growth with net income of $373 million. We continued to benefit from the contribution of both acquisitions and existing businesses. The positive commercial loan and deposit growth trend that we've seen throughout the year continued and we were pleased with the increases in our retail portfolios this quarter. These results also reflect the benefit of our geographic footprint which has regional diversification across the markets of the Americas and Asia.

"Net income in Global Wealth Management was $250 million this quarter, a strong performance despite volatile markets.  DundeeWealth and our existing wealth businesses together are providing a strong base for future growth, and insurance continues to produce solid and consistently growing contributions to our results.

"Scotia Capital reported net income of $230 million, with growth in corporate lending volumes and solid contributions from ScotiaMocatta and foreign exchange.  These areas of growth were more than offset by lower trading revenues in other parts of the business as a result of volatile market conditions and a more moderate risk apetite. Credit quality remains strong, as reflected in the low level of provisions. Our market-related exposures are well contained within Scotia Capital both by product and geography, and we have limited European exposures.

"On a full-year basis, Scotiabank achieved an ROE of 18.8%. Strong internal capital generation enables us to provide consistent returns to shareholders while giving us the ability to invest in our businesses and strategies.

"Scotiabank's results this year reflect the ongoing commitment of our employees as they have helped our customers manage their finances given the uncertainty in the world today.  I would like to thank our great team for their continued hard work and I am proud of what we have achieved together.

"We remain focused on consistent execution of our proven five-point strategy: sustainable and profitable revenue growth; capital and balance sheet management; leadership; prudent risk management and appetite; and efficiency and expense management.

"The Scotiabank business model which has consistently served us so well, will keep us strong through the current challenges. It is anchored in diversification for long-term strength and shorter-term flexibility, providing us with the right business mix to balance stability and growth.  While we expect growth in the entire industry to be tempered by continued uncertainty in the global economic environment, our international footprint is in areas of growth with very limited exposures to areas of global concern. I remain confident that Scotiabank is well positioned, through this business cycle and beyond."

Financial Highlights
	As at and for the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited)	2011	2011	2010	2011	2010
Operating results ($ millions)
Net interest income	2,398	2,358	2,243	9,270	8,621
Net interest income (TEB(1))	2,472	2,431	2,313	9,557	8,907
Total revenue	4,346	4,300	3,942	17,288	15,505
Total revenue (TEB(1))	4,420	4,373	4,012	17,575	15,791
Provision for credit losses	272	243	254	1,046	1,239
Non-interest expenses	2,519	2,381	2,183	9,564	8,182
Provision for income taxes	315	391	390	1,410	1,745
Provision for income taxes (TEB(1))	389	464	460	1,697	2,031
Net income(2)	1,240	1,285	1,115	5,268	4,339
Net income attributable to common shareholders of the Bank(2)	1,168	1,204	1,040	4,959	4,038
Operating performance
Basic earnings per share ($)	1.08	1.11	1.00	4.62	3.91
Diluted earnings per share ($)	1.07	1.11	1.00	4.62	3.91
Diluted cash earnings per share(1) ($)	1.10	1.14	1.02	4.71	3.97
Return on equity(1) (%)	16.6	17.8	17.9	18.8	18.3
Productivity ratio (%) (TEB(1))	57.0	54.5	54.4	54.4	51.8
Net interest margin on total average assets (%) (TEB(1))	1.63	1.67	1.75	1.68	1.73
Balance sheet information ($ millions)
Cash resources and securities	174,344	184,408	162,590
Loans and acceptances	306,874	301,102	291,840
Total assets	575,256	567,689	526,657
Deposits	396,376	390,157	361,650
Preferred shares	4,384	4,384	3,975
Common shareholders' equity	28,376	27,363	23,656
Assets under administration(1)	325,334	329,840	243,817
Assets under management(1)(3)	103,020	104,878	53,532
Capital measures
Tier 1 capital ratio (%)	12.2	12.3	11.8
Total capital ratio (%)	13.9	14.1	13.8
Tangible common equity to risk-weighted assets(1)(4) (%)	9.6	9.6	9.7
Assets-to-capital multiple	16.6	17.0	17.0
Risk-weighted assets ($ millions)	233,970	224,773	215,034
Credit quality
Net impaired loans ($ millions)	2,623	2,771	3,044
General allowance for credit losses ($ millions)	1,352	1,382	1,410
Net impaired loans as a % of loans and acceptances(5)	0.85	0.92	1.04
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.40	0.38	0.41	0.38	0.48
Common share information
Share price ($)
High	54.96	59.73	55.76	61.28	55.76
Low	49.00	53.77	49.00	49.00	44.12
Close	52.53	54.18	54.67
Shares outstanding (millions)
Average - Basic	1,086	1,082	1,039	1,072	1,032
Average - Diluted	1,087	1,084	1,040	1,074	1,034
End of period	1,089	1,085	1,043
Dividends per share ($)	0.52	0.52	0.49	2.05	1.96
Dividend yield(6) (%)	4.0	3.7	3.7	3.7	3.9
Market capitalization ($ millions)	57,204	58,799	57,016
Book value per common share ($)	26.06	25.21	22.68
Market value to book value multiple	2.0	2.1	2.4
Price to earnings multiple (trailing 4 quarters)	11.3	11.9	14.0
Other information
Employees	75,362	74,902	70,772
Branches and offices	2,926	2,910	2,784
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010. Prior period information has been reclassified to conform with current period presentation.

(3) Comparative amounts have been restated to reflect the updated definition of assets under management. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(4) Comparative amounts have been restated to reflect the revised definition of tangible common equity to risk-weighted assets. Refer to
Non-GAAP measures section of this press release for a discussion of these measures.

(5) Net impaired loans are impaired loans less the specific allowance for credit losses.
(6) Based on the average of the high and low common share price for the year.

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes, including International Financial Reporting Standards; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing.  A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 63 of the Bank's 2011 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.  The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Notable Business Highlights

Growing our business
Over the quarter Scotiabank continued to invest in acquisitions in key growth markets announcing the acquisition of 51% of Banco Colpatria, Colombia's fifth-largest financial group and a 19.99% stake in Bank of Guangzhou, China. Scotiabank also closed the transaction to purchase Dresdner Bank Brasil S.A.

Scotiabank has been designated through its New York Agency as a Primary Dealer by the Federal Reserve Bank of New York. This designation complements our established primary dealer status in Canada, France, Germany and the U.K., and represents a significant expansion and diversification of Scotia Capital's global client focused fixed income platform, and will capitalize on the recognized strength of our counterparty ranking and significant volume of Government Financing.

Recognized for success
On a combined basis as of September 30, 2011, ScotiaFunds and Dynamic Funds ranked #1 in the Canadian industry in year to date total net sales and #2 amongst banks for assets under management. As well, the integration of DundeeWealth has proceeded well and has produced further diversification and consistent income which will continue to grow.

ScotiaMocatta was honoured for the fourth time by India's Gem and Jewellery Export Promotion Council for outstanding performance and contribution to the gold export trade. This again demonstrates a source of consistent client revenue in which we are top tier.

For the second year in a row Scotiabank has been named the Best Consumer Internet Bank in 20 Caribbean countries by Global Finance. The Bank was also recognized as the Best Corporate/Institutional Internet Bank in 11 countries by the international finance magazine.

Serving our customers
Scotia Capital acted as co-bookrunner in a $500 million preferred share offering for Enbridge Inc.  This was the second largest preferred share offering in Canadian history.

Scotia Capital was a joint lead arranger and joint book manager and is the administrative agent for US$3.9 billion in financing to support Ashland Inc.'s acquisition of privately held specialty chemical company, International Specialty Products Inc.

Scotia Asset Management (Jamaica) Ltd. launched the first money market fund denominated in Jamaican dollars, while Scotia Asset Management (Mexico) Ltd. launched two fixed income funds, one denominated in Mexican pesos and one in US dollars.

As of September 15, 2011, customers of Scotia iTRADE can now buy and sell forty-six Exchange Traded Funds (ETFs) commission-free, building on a market leading track record of offering innovative, highly competitive investment options.

Serving our communities
Scotiabank became one of 12 Canadian companies to be certified at the Gold level by the Canadian Council for Aboriginal Business under their Progressive Aboriginal Relations program. The award recognizes our commitment, progress and outcomes in Aboriginal relations.

Scotiabank became the official bank of the Toronto Maple Leafs and the Winnipeg Jets. These sponsorships will provide significant branding, advertising and promotional opportunities, along with the ability to provide a range of exciting programs for hockey fans from Canada's Hockey Bank.

Non-GAAP measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below:

Taxable equivalent basis

The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes for 2011 was $287 million compared to $286 million in the prior year. The TEB gross-up to net interest income and to the provision for income taxes for the fourth quarter was $74 million, compared to $70 million in the same quarter last year and $73 million in the third quarter.

For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the "Other" segment.

Diluted cash earnings per share

The diluted cash earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash after-tax amortization of intangible assets.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

Net interest margin on total average assets (TEB)

This ratio represents net interest income, on a taxable equivalent basis, as a percentage of total average assets.

Operating leverage

The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business lines based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Commencing this year, return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed.  Adjusted Net Income is net income attributable to common shareholders grossed up for the incremental cost of non-common equity capital instruments.  Return on economic equity for the business segments for comparative periods has been restated.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders' equity, plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.

Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's balance sheet.  Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees.  AUM are beneficially owned by clients and are therefore not reported on the Bank's balance sheet.  Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Fourth Quarter Review

Q4 2011 vs Q4 2010

Net income

Net income was $1,240 million in the fourth quarter, an increase of $125 million or 11% from the same quarter last year. The increase mainly reflected the contributions of acquisitions, growth in earning assets, and stronger securitization revenues. These were offset in part by the negative impact of foreign currency translation and decreased trading revenues due to weaker market conditions.

Total revenue

Total revenue (on a taxable equivalent basis) was $4,420 million, an increase of $408 million or 10% from the same period last year, or $465 million or 12% excluding the negative impact of foreign currency translation.  The year-over-year growth reflected higher net interest income from growth in earning assets, and increased other income from the contribution of recent acquisitions, higher securitization revenues and growth in brokerage commissions, despite lower trading revenues.

Net interest income

Net interest income (on a taxable equivalent basis) was a record $2,472 million, an increase of $159 million or 7% from the same quarter last year.  This increase was entirely from growth in earning assets of $57 billion as the margin narrowed.  Residential mortgages were up and business and government lending grew significantly. There was also growth in deposits with banks and securities.

The Bank's net interest margin was 1.63% in the fourth quarter, a reduction of 12 basis points compared to the same quarter last year.  The main drivers of this decrease were higher volumes of low spread deposits with banks, growth in non-earning assets and slightly lower gains from changes in the fair value of instruments used for asset/liability management purposes.

Other income

Other income was $1,948 million in the fourth quarter, an increase of $249 million or 15% from the same quarter last year from the contribution of acquisitions and growth in client-driven transactions.  Excluding acquisitions, there were increases in securitization revenues from higher volumes, negative goodwill related to a recent acquisition, growth in brokerage commissions, mutual fund fees and credit and acceptance fees. In addition, card revenues and deposit and payment service fees were higher, primarily in Canadian Banking.  Trading revenues were significantly lower in both fixed income and institutional equity but were partly offset by stronger precious metals revenues.

Provision for credit losses

The provision for credit losses was $272 million in the fourth quarter, comprised of $302 million in specific provisions and a $30 million reduction in the general allowance. The total provision increased by $18 million from the same period last year, reflecting higher provisions in International Banking and Scotia Capital, partially offset by a decline in provisions in Canadian Banking.

The specific provision for credit losses was $135 million in Canadian Banking, down from $172 million in the same quarter last year. The decrease was due mainly to lower retail provisions in the consumer automotive portfolio and personal lines of credit and improvements in commercial portfolios.

The provision for credit losses in International Banking was $152 million this quarter, compared to $128 million in the same period last year. The increase was due mainly to higher commercial provisions in the Caribbean and in Chile, which benefited from recoveries last year. Retail provisions were in line with the same period last year.

The provision for credit losses in Global Wealth Management was $1 million this quarter due to new provisions in Canada, compared to $2 million in the same period last year.

Scotia Capital had specific provisions of $14 million this quarter, compared to net recoveries of $8 million in the fourth quarter of last year. The specific provisions in the current quarter were primarily related to higher provisions in Canada, the United States and one corporate account in Europe.

Total net impaired loans, after deducting the allowance for specific credit losses, were $2,623 million as at October 31, 2011, a decrease of $421 million from a year ago.

The general allowance for credit losses was $1,352 million as at October 31, 2011, a decrease of $58 million from last year, reflecting a $60 million reduction in the general allowance and an increase of $2 million due to acquisitions.

Non-interest expenses and productivity

Non-interest expenses were $2,519 million in the fourth quarter, an increase of $336 million or 15% over the same quarter last year, notwithstanding a favourable impact of $28 million from foreign currency translation. Acquisitions accounted for $201 million of the growth in non-interest expenses. The increase was mainly due to higher salaries and benefits from annual pay increases, additional staff for business expansion, an increase in pension costs, and higher performance-based compensation. As well, premises and technology expenses rose, reflecting ongoing growth initiatives. Partially offsetting this were declines in stock-based compensation and capital taxes.

The productivity ratio was 57.0% in the fourth quarter, up from 54.4% in the same quarter last year.

Provision for income taxes

The Bank's effective tax rate was 20.3%, compared to 25.9% reported in the same period last year. The decrease was due primarily to a reduction in the statutory tax rate in Canada, higher tax-exempt income and lower taxes in foreign subsidiaries.  These items were partially offset by a valuation allowance recorded against a future tax asset related to a loss on disposal of subsidiary operations in a prior year.

Q4 2011 vs Q3 2011

Net income

Net income was $1,240 million this quarter, down 4% compared to $1,285 million in the previous quarter. This quarter included a seasonal increase in operating expenses and an increase in the provision for credit losses. These were offset in part by higher interest income as a result of growth in earning assets and strong securitization revenues.

Total revenue

Total revenue (on a taxable equivalent basis) was $4,420 million, an increase of $47 million or 1% from the previous quarter. There was a positive impact of $10 million from foreign currency translation. Net interest income was higher as a result of growth in earning assets. Other income was up slightly from the previous quarter as stronger securitization revenues and the contribution from acquisitions was partly offset by a decline in net gains on securities and lower trading revenues.

Net interest income

Net interest income (on a taxable equivalent basis) was $2,472 million, an increase of $41 million or 2%.  This increase was entirely from growth in earning assets of $12 billion as the margin narrowed from the previous quarter.  Business and government lending grew in both International Banking and Scotia Capital and residential mortgages were the main area of growth in Canadian Banking.

The Bank's net interest margin narrowed by 4 basis points to 1.63%.  The decrease was driven by higher volumes of non-earning assets and low-spread deposits with banks, as well as narrower spreads in Chile and Mexico.  These items were partly offset by higher gains from changes in the fair value of instruments used for asset/liability management purposes, and lower wholesale long-term funding costs.

Other income

Other income of $1,948 million in the fourth quarter was up $6 million from the prior quarter. The increase was mainly from stronger securitization revenues due to higher volumes and wider spreads, the recognition of negative goodwill related to a recent acquisition, the contribution from an acquisition in Uruguay and higher card revenues.  These were partly offset by lower net gains on securities, reduced underwriting and advisory fees, and a decline in investment management and trust fees and mutual fund fees.  While trading revenues declined in institutional equity, they were partly offset by an improvement in fixed income.

Provision for credit losses

The provision for credit losses of $272 million for the fourth quarter was up $29 million from last quarter. Quarter-over-quarter changes in provisions were mixed, with increases in International Banking and Scotia Capital, partially offset by lower provisions in Canadian Banking.

The specific provision for credit losses of $135 million in Canadian Banking was down from $145 million in the previous quarter, due primarily to lower provisions in the commercial portfolio, partially offset by higher provisions in retail lending.

The provision for credit losses in International Banking was $152 million this quarter, compared to $120 million last quarter. The increase was due primarily to higher commercial provisions and retail provisions in the Caribbean and Peru, somewhat offset by lower retail provisions in Mexico.

The provision for credit losses in Global Wealth Management increased by $1 million due to new provisions in Canada. There were no provisions in the prior quarter.

Scotia Capital had specific provisions of $14 million this quarter, compared to $8 million in the previous quarter, with higher provisions in the United States and Europe, the latter due to one corporate account, partially offset by lower provisions in Canada.

Total net impaired loans, after deducting the allowance for specific credit losses, were $2,623 million as at October 31, 2011, a decrease of $148 million from last quarter.

The general allowance for credit losses was $1,352 million as at October 31, 2011, down $30 million from last quarter, due primarily to lower estimates of inherent losses.

Non-interest expenses and productivity

Quarter over quarter, non-interest expenses were up $138 million or 6%, due mainly to the acquisition in Uruguay and higher levels of investment in customer-focused initiatives, reflected in increased advertising, business development, technology and professional expenses.

The productivity ratio was 57.0% in the fourth quarter, a 250 basis point increase from the prior quarter.

Provision for income taxes

The Bank's effective tax rate was 20.3%, compared to 23.3% last quarter. The decrease from last quarter was due primarily to lower taxes in foreign subsidiaries and higher tax-exempt income partially offset by a valuation allowance recorded against the future tax asset related to a loss on disposal of subsidiary operations in a prior year.

Common dividend

The Board of Directors at its meeting on December 1, 2011 approved the quarterly dividend of 52 cents per common share. This quarterly dividend applies to shareholders of record as of January 3, 2012 and is payable January 27, 2012.

Outlook

Global prospects are being pressured again by the recurring financial market volatility resulting from the euro zone's sovereign debt crisis and the political delay in finalizing the United States' deficit-reduction plan.

In contrast, Canada and the emerging economies remain on a faster growth trajectory. Canada, and the Asia-Pacific and Latin American regions should continue to benefit from ongoing strength in domestic spending, foreign investment, and much more supportive economic and fiscal fundamentals. The widening performance differential between the advanced and emerging economies will likely persist, particularly with the pace of activity in the euro zone and the United States set to moderate as governments join households in reducing their debt.

We are very fortunate to be well positioned in all our Business Lines to benefit from growth in these markets. Our exposures are very limited in the areas of concern and our focus is on client-driven business and adding customers, particularly in the higher growth markets. As a result, Scotiabank expects continued growth through this business cycle and beyond.

The Bank's targets for 2012 are as follows:
TARGET: Earn a return on equity (ROE) of 15 to 18%.
TARGET: Generate growth in EPS (diluted) of 5 to 10% per year.(1)
TARGET: Maintain a productivity ratio of less than 58%.
TARGET: Maintain strong capital ratios.

(1) Excluding $286 million of acquisition-related gains reported in Q2 2011.

Business Segment Review

Canadian Banking

	For the three months ended				For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31		October 31	October 31
(Taxable equivalent basis)(1)	2011	2011	2010	(2)	2011	2010	(2)
Business segment income
Net interest income	$1,225	$1,240	$1,241		$4,889	$4,919
Provision for credit losses	135	145	172		590	705
Other income	348	337	327		1,351	1,302
Non-interest expenses	801	794	772		3,069	2,974
Provision for income taxes	177	177	183		719	772
Net income	$460	$461	$441		$1,862	$1,770
Net income attributable to non-controlling interests(3)	$1	$1	$-		$4	$1
Net income attributable to equity holders of the Bank(3)	$459	$460	$441		$1,858	$1,769
Other measures
Return on economic equity(1)	36.8%	37.2%	38.1%		37.9%	38.4%
Average assets ($ billions)	$215	$211	$203		$210	$197
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) Amounts have been restated to reflect the reorganization of the business segments, which now include Global Wealth Management.
(3) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

Q4 2011 vs Q4 2010

Canadian Banking net income for the quarter was $460 million, up $19 million or 4% from the same quarter last year. Return on economic equity was 36.8% versus 38.1%.

Average assets before securitization increased $12 billion or 6%, due primarily to growth of $9 billion or 7% in residential mortgages and $2 billion or 15% in consumer automotive loans. Personal deposits grew by $3 billion or 3%, mainly in high interest personal savings accounts. Non-personal deposits increased $3 billion or 9%, mostly in current accounts.

Total revenue increased $5 million from the same quarter last year due primarily to growth in other income.

Net interest income was $1,225 million, down $16 million or 1% reflecting a lower net interest margin, due to higher wholesale funding costs used for transfer pricing, competitive pressures on spreads and consumer preference for lower yielding variable rate mortgages.

Other income increased by $21 million or 6% from the same quarter of last year, mainly from higher transaction-based fees in retail banking, and increased card revenues and credit fees in small business and commercial banking.

The specific provision for credit losses was $135 million, down from $172 million in the same quarter last year. The decrease was due mainly to lower retail provisions in the consumer automotive portfolio and personal lines of credit and improvements in commercial portfolios.

Non-interest expenses increased $29 million or 4% from the same quarter last year, largely reflecting annual salary increases, higher pension and premises costs and volume and initiative-driven expense growth.

Q4 2011 vs Q3 2011

Quarter over quarter, net income was relatively unchanged, down $1 million to $460 million.  Return on economic equity was 36.8% versus 37.2%.

Average assets before securitization rose $4 billion or 2% primarily from growth in residential mortgages of $3 billion or 2% as well as increases in consumer auto lending and commercial banking. Deposits increased $2 billion or 1% mainly from growth in high-interest savings accounts in retail and current accounts in small business.

Total revenues decreased $4 million from last quarter. Net interest income was down 1%, as the positive impact of solid asset growth was offset by a lower margin. The margin declined 7 basis points reflecting the impact of customer preference for relatively lower-yield variable-rate mortgages, competitive pressures and the roll off of older, higher-yield assets.  Other income increased $11 million or 3%, due primarily to higher credit fees in commercial banking and growth in volumes of fee-based transactions and new customers in retail banking.

The specific provision for credit losses was down $10 million or 7% from $145 million in the prior quarter. This decrease was due primarily to lower provisions in the commercial portfolio, partially offset by higher provisions in retail lending.

Non-interest expenses rose marginally from the prior quarter with an increase of $7 million or 1%, due mainly to seasonally higher expenses in the fourth quarter largely for campaign and sponsorship-based initiatives, travel, and training.

International Banking

	For the three months ended				For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31		October 31	October 31
(Taxable equivalent basis)(1)	2011	2011	2010	(2)	2011	2010	(2)
Business segment income
Net interest income	$1,039	$1,013	$980		$3,988	$3,616
Provision for credit losses	152	120	128		485	616
Other income	403	326	314		1,420	1,323
Non-interest expenses	831	764	717		3,056	2,662
Provision for income taxes	86	105	111		382	504
Net income	$373	$350	$338		$1,485	$1,157
Net income attributable to non-controlling interests(3)	$8	$18	$17		$60	$68
Net income attributable to equity holders of the Bank(3)	$365	$332	$321		$1,425	$1,089
Other measures
Return on economic equity(1)	14.3%	13.6%	13.5%		14.4%	12.5%
Average assets ($ billions)	$97	$93	$90		$92	$85
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) Amounts have been restated to reflect the reorganization of the business segments, which now include Global Wealth Management.
(3) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

Q4 2011 vs Q4 2010

International Banking's net income in the fourth quarter was $373 million, up 10% from $338 million last year. This included $27 million of negative goodwill on a recent acquisition.  Return on economic equity was 14.3% versus 13.5% last year.

Average assets increased $7 billion or 8%.  Growth through acquisitions, mainly in Uruguay, combined with strong organic loan growth, more than offset the negative impact of foreign currency translation.  Overall, underlying commercial loans increased $6 billion or 14%, with managed growth across all regions, particularly Asia.  Retail loans increased $1 billion or 4%, mainly from residential mortgages in the Caribbean, Peru and Chile.  Underlying growth in low-cost deposits was strong at 12% and broadly-based across the regions.

Total revenues increased $148 million or 11% over the same period last year, with solid growth in net interest income and significant growth in other income.  Revenues were up a strong 14%, excluding the negative impact of foreign currency translation.

Net interest income was $1,039 million, up $59 million or 6% from last year, mainly from broad-based organic loan growth and acquisitions, despite the negative impact of foreign currency translation and the fair value changes of financial instruments used for asset/liability management purposes.

Other income was up $89 million or 28% year over year to $403 million, reflecting the positive contributions from acquisitions and $27 million of negative goodwill related to a recent acquisition. The quarter was also marked by solid growth in credit card, trading revenue, and transaction-based fees.

The provision for credit losses was $152 million this quarter, compared to $128 million in the same period last year. The increase was due mainly to higher commercial provisions in the Caribbean and in Chile, which benefited from recoveries last year. Retail provisions were in line with the same period last year.

Non-interest expenses were $831 million in 2011, up $114 million or 16% over last year, with approximately 40% of the increase due to the impact of new acquisitions, particularly in Uruguay.  Expense growth was also due to higher compensation costs, particularly in Mexico, Peru and Chile to support growth initiatives, and higher pensions and benefit costs.

The effective tax rate decreased from 24.8% to 18.8% due to adjustments to future tax assets and the non taxable negative goodwill this quarter.

Q4 2011 vs Q3 2011

Quarter over quarter, net income was up $23 million or 7%, primarily resulting from the $27 million of negative goodwill on a recent acquisition. Return on economic equity was 14.3% compared to 13.6% last quarter.

At $97 billion, average assets were up $4 billion or 4% compared to last quarter.  The increase was due to growth through acquisitions, mainly in Uruguay, combined with strong organic loan growth, and the positive impact of foreign currency translation.  Overall, underlying commercial loans increased $2 billion or 5%, with growth across all regions, and increased retail loans of $1 billion or 3%, mainly in the Caribbean, Peru and Chile. Underlying growth in low-cost deposits was 3%, largely in the Caribbean and Peru.

Total revenues increased $103 million or 8% over last quarter, reflecting the acquisition in Uruguay, the negative goodwill from a recent acquisition, and increases across various categories of other income.

Net interest income was $1,039 million, up $26 million or 3% quarter over quarter, largely reflecting the impact of the acquisition in Uruguay.

Other income of $403 million was up $77 million or 24%, due in part to the $27 million in negative goodwill from a recent acquisition and the contribution from the acquisition in Uruguay.  Results also benefited from growth in fees and transaction based-revenues, and higher trading revenues.

The provision for credit losses was $152 million this quarter, compared to $120 million last quarter. The increase was due primarily to higher commercial provisions and retail provisions in the Caribbean and Peru, somewhat offset by lower retail provisions in Mexico.

Non-interest expenses of $831 million increased $67 million or 9% from last quarter.  The growth was due primarily to the acquisition in Uruguay. It also reflected the seasonality of certain expenses, including advertising costs.

The effective tax rate decreased from 23.1% to 18.8% due to adjustments to deferred tax liabilities and the non taxable negative goodwill this quarter.

Global Wealth Management

	For the three months ended				For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31		October 31	October 31
(Taxable equivalent basis)(1)	2011	2011	2010	(2)	2011	2010	(2)
Business segment income
Net interest income	$86	$88	$84		$345	$339
Provision for credit losses	1	-	2		2	1
Other income	715	730	471		2,973	1,864
Non-interest expenses	505	502	328		1,890	1,221
Provision for income taxes	45	60	37		208	165
Net income	$250	$256	$188		$1,218	$816
Net income attributable to non-controlling interests(3)	$8	$7	$6		$29	$31
Net income attributable to equity holders of the Bank(3)	$242	$249	$182		$1,189	$785
Other measures
Return on economic equity(1)	13.3%	13.9%	17.3%		18.2%	19.1%
Average assets ($ billions)	$10	$9	$9		$9	$9
Assets under administration ($ billions)(1)	$271	$276	$195		$271	$195
Assets under management ($ billions)(1)(2)	$103	$105	$54		$103	$54
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) Amounts have been restated to reflect the reorganization of the business segments, which now include Global Wealth Management.
(3) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

Q4 2011 vs. Q4 2010

Global Wealth Management reported net income of $250 million this quarter, an increase of $62 million or 33% from the same quarter last year, reflecting a strong performance from both the wealth management and insurance businesses. This growth was also driven by an increased ownership interest in, and a strong performance from, DundeeWealth, including successful execution of our integration. Return on economic equity was 13.3% versus 17.3% last year, due to the acquisition of DundeeWealth.

Assets under management (AUM) of $103 billion increased $49 billion or 90% from the same quarter last year, which included mutual fund net sales of $0.5 billion in Canada this quarter. The overall growth in AUM was due mainly to the acquisition of DundeeWealth. Excluding DundeeWealth, AUM rose 6% in the existing wealth management businesses primarily driven by strong sales. Assets under administration (AUA) increased $76 billion or 39% to $271 billion due largely to DundeeWealth.  Excluding DundeeWealth, AUA for the other wealth management businesses grew by 4% due mainly to new client assets. AUM and AUA for our investment in CI Financial are not included in these results.

Total revenues increased $245 million or 44% from the same quarter last year, primarily from the inclusion of DundeeWealth, growth in fee-based revenues from higher levels of AUM and AUA and strong insurance revenue. Total revenue for the quarter was $801 million, of which approximately 85% was attributable to wealth management and 15% to the insurance businesses. This compares to 80% and 20% for the same quarter last year.

Net interest income of $86 million increased slightly over the same quarter last year, with growth in average assets and deposits partially offset by margin compression on longer term deposits.

Other income of $715 million grew by $244 million or 52% due to the increased ownership interest in DundeeWealth, new sales, and increased trading volumes in full service brokerage and online brokerage. Growth in insurance income was due mainly to stronger sales globally.

The provision for credit losses was $1 million this quarter due to new provisions in Canada, compared to $2 million in the same period last year.

Non-interest expenses rose 54% from the same quarter last year due to the consolidation of DundeeWealth's operations, higher volume related expenses and increases in expenses to support business growth.

Q4 2011 vs. Q3 2011

Quarter over quarter, net income declined by $6 million or 2% due mostly to lower earnings from the asset management and private client businesses because of weaker markets, partly offset by higher earnings from brokerage and insurance. Return on economic equity was 13.3% compared to 13.9% last quarter.

Total revenue declined $17 million or 2% quarter over quarter. Revenues were down across most business lines due to weaker markets, except for online brokerage and global insurance, which saw good growth.  Quarter over quarter, AUM and AUA both declined by 2%, as net sales were offset by market declines.

Net interest income declined slightly to $86 million this quarter, as higher average assets were offset by margin compression on longer term deposits.

Other income of $715 million declined by 2% with increases in global insurance and online brokerage more than offset by declines in other wealth management businesses due to weaker markets.

The provision for credit losses increased by $1 million due to new provisions in Canada. There were no provisions in the prior quarter.

Non-interest expenses were 1% higher than last quarter due to timing of initiatives and higher remuneration costs, partly offset by lower volume-related expenses.

Scotia Capital

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2011	2011	2010	2011	2010
Business segment income
Net interest income	$290	$288	$243	$1,066	$1,093
Provision for credit losses	14	8	(8)	29	(43)
Other income	340	443	481	1,894	2,086
Non-interest expenses	351	312	322	1,409	1,195
Provision for income taxes	35	122	137	338	677
Net income	$230	$289	$273	$1,184	$1,350
Net income attributable to equity holders of the Bank(2)	$230	$289	$273	$1,184	$1,350
Other measures
Return on economic equity(1)	17.6%	21.6%	17.9%	21.2%	20.4%
Average assets ($ billions)	$199	$189	$171	$188	$164
(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

Q4 2011 vs Q4 2010

Net income for the quarter was $230 million, down $43 million from last year largely reflecting challenging market conditions.  Return on economic equity was 17.6%, compared with 17.9% in the same period a year ago.

Total revenues were $630 million, down $94 million compared to the fourth quarter of last year. Revenues in Global Capital Markets (GCM) of $307 million were $78 million lower than the same period last year. Global Corporate and Investment Banking (GCIB) revenues were $323 million this quarter, a decline of $16 million from last year.

Net interest income rose $47 million year over year.  Net interest income in GCM rose due to higher interest earned on trading assets in the fixed income and equities businesses.  Net interest income in GCIB also increased as loan volumes rose, partly offset by a modest decline in lending margins.

Other income declined by $141 million year over year. Other income in GCM fell compared to the fourth quarter last year due mainly to lower trading revenues in the fixed income and equities businesses. This was partly offset by stronger results in the precious metals and foreign exchange businesses.  In GCIB, other income also declined due mainly to lower investment banking revenues and a writedown on securities partly offset by higher credit fees.

Scotia Capital had specific provisions of $14 million this quarter, compared to net recoveries of $8 million in the fourth quarter of last year. The specific provisions in the current quarter were primarily related to higher provisions in Canada, the U.S., and one corporate account in Europe.

Total non-interest expenses were $351 million or 9% higher than last year.  The increase reflects higher staffing expenses as well as increased technology costs to support recent business expansion.

Provision for taxes was lower this quarter mainly reflecting tax recoveries.

Q4 2011 vs Q3 2011

Net income declined $59 million from the prior quarter to $230 million. Return on economic equity was 17.6%, compared with 21.6% in the previous quarter.

Total revenues of $630 million fell 14% compared to the previous quarter.  In GCM, total revenues of $307 million declined $55 million or 15% quarter over quarter.  Revenues in GCIB were down $45 million to $323 million this quarter.

Net interest income rose marginally quarter over quarter to $290 million. Net interest income in GCM rose 7% reflecting higher interest earned on trading assets. GCIB net interest income declined 4% due mainly to a lower contribution from the U.S. loan portfolio.

Other income this quarter of $340 million was down $103 million or 23% compared to the previous quarter. In GCM, other income fell 27% due to challenging market conditions especially for the fixed income and equities businesses.  There was also an 18% decline in other income in GCIB due mainly to lower investment banking revenues and a writedown on securities.

Scotia Capital had specific provisions of $14 million this quarter, compared to $8 million in the previous quarter, with higher provisions in the U.S. and Europe, the latter due to one corporate account, partially offset by lower provisions in Canada.

Total non-interest expenses rose 13% compared to the third quarter. The increase was due primarily to higher performance-based compensation and increased technology costs to support the business.

Provision for taxes was lower this quarter mainly reflecting tax recoveries.

Other1

	For the three months ended				For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31		October 31	October 31
(Taxable equivalent basis)(2)	2011	2011	2010	(3)	2011	2010	(3)
Business segment income
Net interest income(3)	$(242)	$(271)	$(305)		$(1,018)	$(1,346)
Provision for credit losses	(30)	(30)	(40)		(60)	(40)
Other income	142	106	106		380	309
Non-interest expenses	31	9	44		140	130
Provision for income taxes(4)	(28)	(73)	(78)		(237)	(373)
Net income(5)	$(73)	$(71)	$(125)		$(481)	$(754)
Other measures
Average assets ($ billions)	$81	$76	$53		$70	$61
(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(3) Amounts have been restated to reflect the reorganization of the business segments, which now include Global Wealth Management.
(4) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2011
($74), July 31, 2011 ($73), October 31, 2010 ($70), and the years ended October 31, 2011 ($287) and October 31, 2010 ($286) to arrive at the amounts reported in the
Consolidated Statement of Income.

(5) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

Q4 2011 vs Q4 2010

The Other segment had a net loss of $73 million in the fourth quarter, compared to a net loss of $125 million last year.

Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $74 million in the fourth quarter, compared to $70 million in the same period last year.

Total revenue this quarter was negative $100 million, an improvement of $99 million from the prior year.

Net interest income was negative $242 million this quarter as compared to negative $305 million in the same quarter last year. The year over year improvement was due primarily to an increase in the wholesale rates used for transfer pricing with the business segments and lower long-term funding costs.

Other income was $142 million in the fourth quarter, up $36 million from last year due mainly to higher securitization revenues.

The provision for credit losses in the fourth quarter included a $30 million reduction in the general allowance, compared to a $40 million reduction in the same period last year.

Non-interest expenses were $31 million this quarter, a decrease of $13 million from last year.

The provision for income taxes was a credit of $28 million this quarter, a decline of $50 million from the prior year, driven mainly by a valuation allowance recorded on a future tax asset and more favourable pre-tax earnings.

Q4 2011 vs Q3 2011

There was a net loss of $73 million in the fourth quarter, compared to a net loss of $71 million in the prior quarter.

The elimination of the tax-exempt income gross-up was $74 million in the fourth quarter, compared to $73 million last quarter.

Total revenue this quarter was negative $100 million, an improvement of $65 million from last quarter.

Net interest income was negative $242 million in the fourth quarter, compared to negative $271 million last quarter, due mainly to a favourable change in the fair value of financial instruments used for asset/liability management purposes and a lower net cost in long-term funding.

Other income was $142 million in the fourth quarter, up $36 million quarter over quarter due mainly to higher securitization revenues and a lower level of writedowns in securities, partly offset by lower gains on the sale of securities.

The provision for credit losses in the fourth quarter included a $30 million reduction in the general allowance, in line with last quarter.

Non-interest expenses were $31 million this quarter, $22 million above last quarter from an increase in issuance costs associated with asset securitizations, higher premises costs, and last quarter's favourable changes in legal provisions.

The provision for income taxes was a credit of $28 million this quarter, a decline of $45 million from the prior quarter.

Total

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2011	2011	2010	2011	2010
Business segment income
Net interest income	$2,398	$2,358	$2,243	$9,270	$8,621
Provision for credit losses	272	243	254	1,046	1,239
Other income	1,948	1,942	1,699	8,018	6,884
Non-interest expenses	2,519	2,381	2,183	9,564	8,182
Provision for income taxes	315	391	390	1,410	1,745
Net Income	$1,240	$1,285	$1,115	$5,268	$4,339
Net income attributable to non-controlling interests(1)	$17	$26	$23	$93	$100
Net income attributable to equity holders of the Bank(1)	$1,223	$1,259	$1,092	$5,175	$4,239
Other measures
Return on equity(2)	16.6%	17.8%	17.9%	18.8%	18.3%
Average assets ($ billions)	$602	$578	$526	$569	$516
(1) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

(2) Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Quarterly Financial Highlights

	For the three months ended
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
	2011	2011	2011	2011	2010	2010	2010	2010
Total revenue ($ millions)	$4,346	$4,300	$4,517	$4,125	$3,942	$3,784	$3,873	$3,906
Total revenue (TEB(1)) ($ millions)	4,420	4,373	4,586	4,196	4,012	3,854	3,944	3,981
Net income(2) ($ millions)	1,240	1,285	1,543	1,200	1,115	1,086	1,124	1,014
Basic earnings per share ($)	1.08	1.11	1.36	1.08	1.00	0.98	1.02	0.92
Diluted earnings per share ($)	1.07	1.11	1.36	1.07	1.00	0.98	1.02	0.91
(1) Refer to Non-GAAP measures section for a discussion of these measures.
(2) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

Consolidated Statement of Income

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2011	2011	2010	2011	2010
Interest income
Loans	$3,358	$3,339	$3,201	$13,102	$12,171
Securities	1,062	1,427	1,024	4,887	4,227
Securities purchased under resale agreements	108	89	80	377	201
Deposits with banks	93	89	70	346	292
	4,621	4,944	4,375	18,712	16,891
Interest expenses
Deposits	1,801	2,114	1,703	7,598	6,768
Subordinated debentures	77	80	78	315	289
Capital instrument liabilities	-	-	10	6	37
Other	345	392	341	1,523	1,176
	2,223	2,586	2,132	9,442	8,270
Net interest income	2,398	2,358	2,243	9,270	8,621
Provision for credit losses	272	243	254	1,046	1,239
Net interest income after provision for credit losses	2,126	2,115	1,989	8,224	7,382
Other income
Card revenues	130	118	109	469	426
Deposit and payment services	237	232	221	922	883
Mutual funds	307	309	147	1,100	582
Investment management, brokerage and trust services	257	277	197	1,013	781
Credit fees	226	227	213	868	831
Trading revenues	107	124	219	740	1,016
Underwriting fees and other commissions	125	153	149	624	561
Foreign exchange other than trading	90	79	79	368	337
Net gain (loss) on securities, other than trading	43	81	40	239	355
Securitization revenues	107	38	69	236	124
Other	319	304	256	1,439	988
	1,948	1,942	1,699	8,018	6,884
Net interest and other income	4,074	4,057	3,688	16,242	14,266
Non-interest expenses
Salaries and employee benefits	1,382	1,370	1,191	5,399	4,647
Premises and technology	458	423	411	1,719	1,526
Communications	87	84	89	344	340
Advertising and business development	133	105	122	429	364
Professional	72	57	69	262	224
Business and capital taxes	43	44	49	183	171
Other	344	298	252	1,228	910
	2,519	2,381	2,183	9,564	8,182
Income before the undernoted	1,555	1,676	1,505	6,678	6,084
Provision for income taxes	315	391	390	1,410	1,745
Net income(1)	$1,240	$1,285	$1,115	$5,268	$4,339

Net income attributable to non-controlling interests(1)	17	26	23	93	100
Net income attributable to equity holders of the Bank(1)	1,223	1,259	1,092	5,175	4,239
Preferred shareholders	55	55	52	216	201
Common shareholders	$1,168	$1,204	$1,040	$4,959	$4,038
Average number of common shares outstanding (millions):
Basic	1,086	1,082	1,039	1,072	1,032
Diluted	1,087	1,084	1,040	1,074	1,034
Earnings per common share (in dollars)(2):
Basic	$1.08	$1.11	$1.00	$4.62	$3.91
Diluted	$1.07	$1.11	$1.00	$4.62	$3.91
Dividends per common share (in dollars)	$0.52	$0.52	$0.49	$2.05	$1.96
(1) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

(2) The calculation of earnings per share is based on full dollar and share amounts.

See Basis of Preparation below.

Consolidated Balance Sheet

	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2011	2011	2010
Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$4,294	$3,646	$3,730
Interest-bearing deposits with banks	40,928	44,193	35,800
Precious metals	9,249	10,069	6,497
	54,471	57,908	46,027
Securities
Trading	63,327	74,039	64,684
Available-for-sale	52,055	48,050	47,228
Equity accounted investments	4,491	4,411	4,651
	119,873	126,500	116,563
Securities purchased under resale agreements	34,582	30,296	27,920
Loans
Residential mortgages	123,082	123,126	120,482
Personal and credit cards	62,764	62,088	62,548
Business and government	115,673	110,556	103,981
	301,519	295,770	287,011
Allowance for credit losses	2,817	2,816	2,787
	298,702	292,954	284,224
Other
Customers' liability under acceptances	8,172	8,148	7,616
Derivative instruments	37,208	29,494	26,852
Land, buildings and equipment	2,552	2,493	2,450
Goodwill	4,377	4,245	3,050
Other intangible assets	3,287	3,237	589
Other assets	12,032	12,414	11,366
	67,628	60,031	51,923
	$575,256	$567,689	$526,657
Liabilities and shareholders' equity
Deposits
Personal	$133,025	$132,313	$128,850
Business and government	242,006	236,218	210,687
Banks	21,345	21,626	22,113
	396,376	390,157	361,650
Other
Acceptances	8,172	8,148	7,616
Obligations related to securities sold under repurchase agreements	46,062	46,139	40,286
Obligations related to securities sold short	15,450	22,045	21,519
Derivative instruments	40,889	34,161	31,990
Other liabilities	28,984	28,785	28,947
	139,557	139,278	130,358
Subordinated debentures	5,923	5,905	5,939
Capital instrument liabilities	-	-	500
Shareholders' equity
Preferred shares	4,384	4,384	3,975
Common shareholders' equity
Common shares and contributed surplus	8,432	8,231	5,775
Retained earnings	24,662	24,066	21,932
Accumulated other comprehensive loss	(4,718)	(4,934)	(4,051)
Total common shareholders' equity	28,376	27,363	23,656
Total equity attributable to equity holders of the Bank	32,760	31,747	27,631
Non-controlling interests(1)	640	602	579
	33,400	32,349	28,210
	$575,256	$567,689	$526,657
(1) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

See Basis of Preparation below.

Consolidated Statement of Changes in Shareholders' Equity

		For the year ended
		October 31	October 31
	(Unaudited) ($ millions)	2011	2010

	Preferred shares
	Balance at beginning of year	$3,975	$3,710
	Issued	409	265
	Balance at end of year	4,384	3,975

	Common shares and contributed surplus
	Common shares:
	Balance at beginning of year	5,750	4,946
	Issued	2,586	804
	Balance at end of year	8,336	5,750
	Contributed surplus:
	Balance at beginning of year	25	-
	Stock-based compensation	71	25
	Balance at end of year	96	25
	Total	8,432	5,775

	Retained earnings
	Balance at beginning of year	21,932	19,916
	Net income attributable to equity holders of the Bank	5,175	4,239
Dividends:	Preferred	(216)	(201)
	Common	(2,200)	(2,023)
	Other	(29)	1
	Balance at end of year	24,662	21,932

	Accumulated other comprehensive loss
	Balance at beginning of year	(4,051)	(3,800)
	Other comprehensive loss	(667)	(251)
	Balance at end of year	(4,718)	(4,051)

	Non-controlling interests(1)
	Balance at beginning of year	579	554
	Interest in net income of subsidiaries	93	100
	Effect of foreign exchange and others	10	(40)
	Dividends	(42)	(35)
	Balance at end of year	640	579
	Total shareholders' equity at end of year	$33,400	$28,210
(1) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

Consolidated Statement of Comprehensive Income

	For the three months ended		For the year ended
	October 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2011	2010	2011	2010
Net income(1)	$1,240	$1,115	$5,268	$4,339
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation gains (losses)	239	186	(654)	(591)
Net change in unrealized gains (losses) on available-for-sale securities	(35)	198	(119)	278
Net change in gains on derivative instruments designated as cash flow hedges	12	6	106	62
Other comprehensive income (loss)	216	390	(667)	(251)
Comprehensive income	$1,456	$1,505	$4,601	$4,088

Comprehensive income attributable to:
Common shareholders of the Bank	1,384	1,430	4,292	3,787
Preferred shareholders of the Bank	55	52	216	201
Non-controlling interests	17	23	93	100
Comprehensive income	$1,456	$1,505	$4,601	$4,088
(1) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

See Basis of Preparation below.
Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the year ended
Sources (uses) of cash flows	October 31	October 31	October 31		October 31
(Unaudited) ($ millions)	2011	2010	2011		2010

Cash flows from operating activities
Net income(1)	$1,240	$1,115	$5,268		$4,339
Adjustments to determine net cash flows from (used in) operating activities	258	242	1,133	(2)	1,775
Changes in operating assets and liabilities:
Net accrued interest receivable and payable	10	126	(176)		186
Trading securities	11,136	949	1,118		(7,052)
Derivative assets	(6,659)	(1,481)	(10,772)		(2,642)
Derivative liabilities	5,973	2,684	9,509		4,353
Other, net(1)	3,310	(1,719)	(5,017)		(3,829)
	15,268	1,916	1,063		(2,870)

Cash flows from financing activities
Deposits	67	(3,824)	36,850		14,248
Obligations related to securities sold under repurchase agreements	(41)	217	6,554		4,104
Obligations related to securities sold short	(6,764)	(121)	(5,939)		6,872
Subordinated debentures redemptions/repayments	-	-	-		(11)
Capital instrument liabilities redemptions/repayments	-	-	(500)		-
Preferred shares issued(2)	-	-	-		265
Common shares issued(2)	201	205	736		753
Cash dividends paid	(619)	(561)	(2,416)		(2,224)
Other, net(1)	(595)	1,374	(1,947)		5,107
	(7,751)	(2,710)	33,338		29,114

Cash flows from investing activities
Interest-bearing deposits with banks	4,826	5,472	(4,875)		(3,383)
Securities purchased under resale agreements	(4,309)	(194)	(7,462)		(9,789)
Loans, excluding securitizations	(10,423)	(7,643)	(37,466)		(26,725)
Loan securitizations	2,819	1,912	8,253		3,762
Non-trading securities	438	1,297	8,682		11,396
Land, buildings and equipment, net of disposals	(144)	(89)	(366)		(304)
Other, net(3)	(133)	(21)	(544)		(690)
	(6,926)	734	(33,778)		(25,733)
Effect of exchange rate changes on cash and cash equivalents	57	1	(59)		(136)
Net change in cash and cash equivalents	648	(59)	564		375
Cash and cash equivalents at beginning of period	3,646	3,789	3,730		3,355
Cash and cash equivalents at end of period(4)	$4,294	$3,730	$4,294		$3,730

Cash disbursements made for:
Interest	$2,080	$1,938	$9,575		$8,415
Income taxes	$78	$357	$1,304		$1,795
(1) Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standards adopted effective November 1, 2010.
Prior period information has been reclassified to conform with current period presentation.

(2) Includes the gains of $286 from the adoption of the new accounting standards. Refer to Note 1 of the consolidated financial statements in the 2011 Annual Report for the impact of the new accounting standard related to business combinations adopted effective November 1, 2010.

(3) For the three and twelve months ended October 31, 2011, comprises investments in subsidiaries and associated corporations, net of cash and cash equivalents at the date of acquisition of $1 and $75, respectively (October 31, 2010 - nil, and $203, respectively), net of non-cash consideration of common shares issued from treasury of nil and $1,796, respectively (October 31, 2010 - nil and nil, respectively),  and net of non-cumulative preferred shares of nil and $409, respectively (October 31, 2010 - nil and nil, respectively).

(4) Represents cash and non-interest bearing deposits with banks.

See Basis of Preparation below.

Basis of preparation

These unaudited consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), except for certain required disclosures.  Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank's audited consolidated financial statements for the year ended October 31, 2011, which will be available today at www.scotiabank.com. The significant accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the 2011 year-end statements. Certain comparative amounts have been reclassified to conform to the current period's accounting presentation.

New accounting policies Business Combinations, Consolidated Financial Statements, and Non-controlling Interests

In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. These standards are aligned with International Financial Reporting Standards (IFRS) and are effective for periods beginning on or after January 1, 2011, with earlier adoption permitted. If an entity elects to early adopt, all three standards are required to be adopted concurrently.

The business combination standard addresses the valuation of the identified assets and liabilities acquired in a business combination and the date at which the valuations should be determined. The other two standards are revised to ensure that the requirements embedded in the business combination standards are applied appropriately to the preparation of consolidated financial statements and the accounting for non-controlling interest after the acquisition date.

The Bank has adopted all three standards effective November 1, 2010, and all business acquisitions that occurred from November 1, 2010 have been accounted for under the revised standards.

The key principle underlying the business combinations standard is that all acquisitions be measured at fair value on the acquisition date. The key changes in the standards are:

•	The acquisition accounting is at fair value (under the GAAP prior to adoption only the Bank's proportionate share of fair value adjustments were accounted for);
•	Non-controlling interest is measured at fair value (excludes proportionate share of goodwill) and treated as equity;
•	Acquisition-related costs and restructuring costs are expensed as incurred while prior GAAP permitted some to be set up at acquisition date;
•	Contingent consideration and other contingent liabilities, if any, are recorded at fair value on acquisition and subsequent changes in fair value are recorded in income;
•
When the purchase consideration is in the form of equity shares of the acquirer, they are measured at fair value at the acquisition date, rather than the prior GAAP requirement which is the announcement date; and

•	Step-acquisitions are accounted for at fair value allowing for a gain/loss to be recognized in income on the date of the transaction due to revaluation of the original investment.

The reclassifications relating to non-controlling interests were as follows:

•	Non-controlling interests have been reclassified from liabilities to equity in the Consolidated Balance Sheet.
•
Non-controlling interests' portion of income is no longer a deduction when calculating the net income in the Consolidated Statement of Income. Net income is now apportioned between the Bank's equity holders and non-controlling interests.

•	The prior period non-controlling interests have been reclassified to conform with the current period presentation.

The adoption of these new accounting standards has resulted in a net gain of $286 million being recorded in the Consolidated Statement of Income. The gain arose substantially from accounting for the Bank's additional investment in DundeeWealth Inc. (DundeeWealth). This additional investment was considered a step-acquisition and accounted for on a fair value basis resulting in a net gain of $260 million from the revaluation of the Bank's original 19% investment in DundeeWealth.

The remaining $26 million gain related to the acquisition accounting for a recent acquisition which was purchased at a price lower than fair value. The new standards require negative goodwill to be recognized in income without first reducing non monetary assets, resulting in a higher gain in income under the new standards. Under prior Canadian GAAP $26 million would have been recorded as negative goodwill. With the change, the total negative goodwill recognized was $52 million.

The adoption of new accounting standards resulted in additional purchase consideration of approximately $350 million on the acquisition of DundeeWealth. The increase was due primarily to the following:

•	The gain from the revaluation of the original investments, is considered part of the purchase consideration; and
•	The common shares issued by the Bank as consideration for the acquisition were valued at closing date price versus announcement date price as per prior GAAP (incremental $110 million).

Shareholder and investor information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and share purchase plan

Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2012

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3, 2012	January 27, 2012
April 3, 2012	April 26, 2012
July 3, 2012	July 27, 2012
October 2, 2012	October 29, 2012

Annual meeting date for fiscal 2011

Shareholders are invited to attend the 180th Annual Meeting of Holders of Common Shares, to be held on April 3, 2012, at TCU Place Arts and Convention Centre, 35-22nd Street East, Saskatoon, Saskatchewan, beginning at 10:00 a.m. (local time). The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 7, 2012.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and web broadcast

The quarterly results conference call will take place on December 2, 2011 at 2:00 p.m. EST and is expected to last approximately one hour.  Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 416-644-3414 or 1-800-814-4859 (North America toll-free). Please call five to 15 minutes in advance.  In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.  Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference will be available from December 2, 2011 to December 17, 2011, by calling 416-640-1917 or 1-877-289-8525 (North America toll-free) and entering identification code 4462800#.  The archived audio webcast will be available on the Bank's website for three months.

General information

Information on your shareholdings and dividends may be obtained by writing to the Bank's Transfer Agent:

Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario, Canada M5J 2Y1 Telephone: 1-877-982-8767 Fax: 1-888-453-0330 Email: service@computershare.com

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 775-0798 Fax: (416) 866-7867 Email: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 933-2176 Fax: (416) 866-4988 Email: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:

Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario, Canada M5J 2Y1 Telephone: 1-877-982-8767 Fax: 1-888-453-0330 Email: service@computershare.com
Co-Transfer Agent (U.S.A.) Computershare Trust Company N.A. 250 Royall Street Canton, MA 02021 U.S.A. Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-4790 Fax: (416) 866-4048 Email: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

%CIK: 0000009631

For further information:
Peter Slan, Senior Vice-President, Investor Relations, (416) 933-1273; Diane Flanagan, Vice-President, Corporate Communications, (416) 933-2176

CO: Scotiabank - Financial Releases

CNW 07:28e 02-DEC-11